Tel Aviv, September 12, 2012

Via Edgar
Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Washington , D.C. 20549

Re:  Syneron Medical Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 0-50867

Dear Mr. Vaughn:

We enclose responses to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter, dated September 7, 2012, with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”).

For your convenience, the comments of the Staff have been restated below in their entirety in bold, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above-referenced Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2011

Supplemental Non-Gaap Income Data, page 60

1.
We noted your response to our prior comments 3 through 6.  Please amend this filing to remove the non-GAAP disclosure referenced in our prior comments and tell us when you expect to file such amendment.

We intend to file an amendment to our Form 20-F with the changes indicated above after we clear all comments received from the Staff.

Form 6-K dated May 9, 2012

2.
We noted from your response to our prior comment 9 that you intend to amend this Form 6-K to only incorporate the financial statement tables included in the press release in the Form 6-K dated May 9, 2012 (pages 6-8 of the press release) by reference into your Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351). Please tell us your basis under the securities laws for only incorporating certain pages of your Form 6-K by reference into your Registration Statements on Form S-8.

The Company respectfully submits that Reports on Form 6-K are not automatically incorporated by reference into Securities Act registration statements, and as such the Company may incorporate only certain pages of its Form 6-K into its Registration Statements.  As provided in Question 106.02 of the Compliance and Disclosure Interpretations of the Division of Corporation Finance regarding Non-GAAP Financial Measures (last updated July 8, 2011), "[r]eports on Form 6-K are not incorporated by reference automatically into Securities Act registration statements . . . . Where a foreign private issuer wishes to incorporate by reference a portion or portions of the press release provided on a Form 6-K, the foreign private issuer should either: (1) specify in the Form 6-K those portions of the press release to be incorporated by reference, or (2) furnish two Form 6-K reports, one that contains the full press release and another that contains the portions that would be incorporated by reference . . . ."  Based on the foregoing, it is the Company's view that it may incorporate only certain pages of its Form 6-K into its Registration Statements.

* * * * *

If you have any questions or concerns, please call the undersigned at 972-3-607-4520.

Very truly yours, /s/ Perry Wildes Perry Wildes Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

cc:     David Schlachet, Chief Financial Officer
          Gene Kleinhendler, Adv.